March 19, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor

Re:	Garrison Capital Inc.
Preliminary Proxy Statement
File Number: 814-00878

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) for its annual meeting of stockholders to be held on May 1, 2015. On behalf of the Fund, we hereby respond to the comments to the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) raised by the staff (the “Staff”) of the Commission in a telephone conference between James E. O’Connor of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Fund, on March 16, 2015. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statement.

1.	We note that the disclosure on pages 1 and 3 of the Preliminary Proxy Statement regarding methods of voting and the ability of a stockholder to revoke a proxy may be inconsistent. Please revise or confirm that the disclosure is consistent.

Response:

As requested, the Fund has revised the Definitive Proxy Statement to provide for identical disclosure on pages 1 and 3 regarding methods of voting and the ability of a stockholder to revoke a proxy.

2.	Please provide the Staff with an analysis of the Fund’s compliance with Section 15(f)(1)(A) of the 1940 Act in connection with the transactions contemplated in connection with the departure of Steven Stuart.

United States Securities and Exchange Commission March 19, 2015 Page 2

Response:

The Fund respectfully submits that Section 15(f)(1)(A) is not applicable to the transactions contemplated in connection with the departure of Steven Stuart because his interests will be transferred to affiliated persons of Garrison Capital Advisers who (1) are natural persons and (2) will have owned in the aggregate more the 25% of the voting securities of Garrison Capital Advisers for at least six months prior to such transfer. Garrison Capital Advisers and the Fund further advise the Staff that they are aware of the requirements of Section 15(f)(1)(B) and that no unfair burden will be imposed on the Fund as a result of the transactions contemplated in connection with the departure of Steven Stuart.

3.	On page 27 of the Definitive Proxy Statement, please revise the third sentence under the heading “Historical Performance” to present the information in a more understandable fashion.

Response:

As requested, the Fund has revised the third sentence under the heading “Historical Performance” on page 27 of the Definitive Proxy Statement to present the information in a more understandable fashion.

4.	On page 27 of the Definitive Proxy Statement, please add a statement regarding the conclusions of the Board with respect to the historical performance of the Fund.

Response:

As requested, the Fund has revised the disclosure on page 27 of the Definitive Proxy Statement to include a statement regarding the conclusions of the Board with respect to the historical performance of the Fund.

* * * * * * * * * *

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

United States Securities and Exchange Commission March 19, 2015 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or William J. Bielefeld at 202.261.3386 (or by email at william.bielefeld@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	Michelle Rancic, Garrison Capital Inc.
William J. Bielefeld, Dechert LLP